SEC 1745  Potential persons who are to respond to the collection of information
(02-02)   contained in this form are not required to respond unless the form
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                  Numerex Corp.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    67053A102
                                 (CUSIP Number)

                                 March 19, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 553531104

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management LLC
     13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               604,521 shares of common stock(1)
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     604,521 shares of common stock(1)

                  8. Shared Dispositive Power
                     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     604,521 shares of common stock(1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     4.0% (2)

12.  Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Corporation)

---------------------------
(1)  Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.
(2)  Based on 15,070,501 shares of common stock of Numerex Corp. outstanding as of March 26, 2010.

CUSIP No. 553531104

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management II LLC.
     26-2667126

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     Delaware

Number of         5. Sole Voting Power
Shares               51,568 shares of common stock(5)
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     51,568 shares of common stock(5)

                  8. Shared Dispositive Power
                     0

  9. Aggregate Amount Beneficially Owned by Each Reporting Person
     51,568 shares of common stock(5)

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]

 11. Percent of Class Represented by Amount in Row (9)
     .3%(6)

 12. Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Corporation)

---------------------------
(5) Potomac Capital Management II, LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners II, LP.  Potomac Capital Management II, LLC is the General Partner of Potomac Capital Partners II, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management II, LLC.
(6)  Based on 15,070,501 shares of common stock of Numerex Corp. outstanding as of March 26, 2010.

CUSIP No. 553531104

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Paul J. Solit

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     U.S. Citizen

Number of         5. Sole Voting Power
Shares               412,162 shares of common stock
Beneficially
Owned by          6. Shared Voting Power
Each                 656,089 shares of common stock
Reporting
Person With       7. Sole Dispositive Power
                     412,162 shares of common stock

                  8. Shared Dispositive Power
                     656,089 shares of common stock

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,068,251 shares of common stock

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     7.0%(7)

12.  Type of Reporting Person (See Instructions)
     IN; HC

---------------------------
(7)  Based on 15,070,501 shares of common stock of Numerex Corp. outstanding as of March 26, 2010.

Item 1.

     (a)  Name of Issuer
          NUMEREX CORP.

     (b)  Address of Issuer's Principal Executive Offices
          1600 Parkwood Circle Suite 200
          Atlanta, GA 30339-2119

Item 2.

     (a)  Name of Person Filing:
          Potomac Capital Management LLC

     (b)  Address of Principal Business Office or, if none, Residence:
          825 Third Avenue
          33rd Floor
          New York, New York 10022

     (c)  Citizenship:
          Limited Liability Company formed under the laws of the State of
          New York.

     (a)  Name of Person Filing:
          Potomac Capital Management II LLC

     (b)  Address of Principal Business Office or, if none, Residence:
          825 Third Avenue
          33rd Floor
          New York, New York 10022

     (c)  Citizenship:
          Limited Liability Company formed under the laws of the State of
          Delaware.

     (a)  Name of Person Filing:
          Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence:
          c/o Potomac Capital Management LLC
          825 Third Avenue
          33rd Floor
          New York, New York 10022

     (c)  Citizenship:
          U.S. Citizen

     (d)  Title of Class of Securities:
          Class A Common Stock, no par value

     (e)  CUSIP Number:
          67053A102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
        240.13d-2(b) or (c), check whether the person filing is a:
        Not Applicable

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d)  [ ] Investment company registered under Section 8 of the
              Investment Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
              Rule 13d-1(b)(1)(ii)(G);

     (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
              Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC
     (a)  Amount beneficially owned:
          604,521
     (b)  Percentage of class:
          4.0%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:
                604,521
          (ii)  Shared power to vote or to direct the vote:
          (iii) Sole power to dispose or to direct the disposition of:
                604,521

Potomac Capital Management II LLC
     (a)  Amount beneficially owned:  51,568
     (b)  Percentage of class: .3%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:
                51,568
          (ii)  Shared power to vote or to direct the vote:
          (iii) Sole power to dispose or to direct the disposition:
                51,568

Paul J. Solit
     (a)  Amount beneficially owned:
          1,068,251
     (b)  Percentage of class:
          7.0%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:
                412,162
          (ii)  Shared power to vote or to direct the vote:
                656,089
          (iii) Sole power to dispose or to direct the disposition:
                412,162
    (iv)  Shared power to dispose or to direct the disposition:
    656,089

Item 5.      Ownership of Five Percent or Less of a Class
             If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person
             See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
             Not Applicable.

Item 9.      Notice of Dissolution of Group
             Not Applicable.

Item 10.     Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of April, 2010

                                          POTOMAC CAPITAL MANAGEMENT LLC
                                          By:   /s/ Paul J. Solit
                                                --------------------------------
                                                Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT II LLC
                                          By:   /s/ Paul J. Solit
                                                --------------------------------
                                                Paul J. Solit, Managing Member

                                          PAUL J. SOLIT
                                          By:   /s/ Paul J. Solit
                                                --------------------------------
                                                Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B     Joint Filing Agreement dated April 20, 2010 among Potomac
              Capital Management LLC, Potomac Capital Management II LLC,
              and Paul J. Solit.